Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.co


                                                                  March 21, 2016

VIA EDGAR
---------

Ms. Kathryn Sabo
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AB Fixed-Income Shares, Inc.
                 --AB Government STIF Portfolio
                 Proxy Statement
                 File No. 811-06068
                 ------------------

Dear Ms. Sabo:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Schedule 14A filing ("Proxy Statement") for AB Government STIF Portfolio (the "Fund"), a series of AB Fixed-Income Shares, Inc. (the "Company") regarding the Special Meeting of Stockholders of the Fund and the proposal to be presented thereat, as provided orally to Anna C. Weigand of this office on March 18, 2016. The Staff's comments and our responses are discussed below.(1)
________________________
(1) Capitalized terms have the same meaning as in the Proxy Statement unless otherwise defined.

Comment 1:  Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the filing of the definitive
            Schedule 14A for the Fund.

Response:   The Tandy representations are provided herein, and copy of this response letter will be filed as correspondence on EDGAR prior to the filing of the definitive Schedule 14A for the Fund.

Comment 2:  Please complete and update any blank or bracketed items in the Proxy
            Statement.

Response:   The Proxy Statement has been revised to address any blank or bracketed items included in the preliminary Schedule 14A filing.

Comment 3:  Where appropriate, please change the term "Portfolio" to "Fund" to update the proxy documents for consistency.

Response:   The Proxy Statement and Form of Proxy have been revised to reflect this comment. The Amended Agreement has not been revised in response to this comment.

Comment 4:  As applicable, please add disclosure in response to any required items in Schedule 14A, such as Item 23: Delivery of Documents to Security Holders Sharing an Address.

Response:   The proxy statement and related materials have been revised to address the requirements of Schedule 14A to the extent applicable.
            Disclosure in response to Item 23 has not been included in the Proxy
            Statement because it is not applicable to the Fund.

Comment 5:  Please include the information required by Item 22(c)(2) and (3) of
            Schedule 14A, including all required addresses, in the section entitled "The Adviser" In the Proxy Statement.

Response:   The Proxy Statement has been revised to include the information required by Item 22(c)(2) and (3) of Schedule 14A.

Comment 6:  In the section "Comparative Fee and Expense Information," please include the shareholder fees for each Class of shares under the Amended Agreement.

Response:   The Proxy Statement has been revised in response to this comment.

Comment 7:  In the section "Comparative Fee and Expense Information," please delete from the second sentence "although a significant portion of this amount would likely have been reimbursed to the Fund by the Adviser pursuant to a voluntary fee waiver that would likely have been in effect due to competitive pressures and low interest rates in effect during 2015", which the Staff believes is speculative language that suggests a future reimbursement and could be misleading.

Response:   The Proxy Statement has been revised in response to this comment.

Comment 8:  As disclosed in the section "Board Consideration of the Amended
            Agreement," please explain the purpose for submitting the Current Agreement for approval by stockholders on May 4, 2006, as required by Item 22(c)(1)(i) of Schedule 14A.

Response:   The Proxy Statement has been revised in response to this comment.

Comment 9:  In the section "Board Consideration of Amended Agreement--Investment
            Results," please identify "Broadridge" when it is first introduced.

Response:   The Proxy Statement has been revised in response to this comment.

Comment 10: In the section "Board Consideration of Amended Agreement--Investment
            Results," if appropriate, revise the definitions of "Performance Group" and "Performance Universe" to more closely parallel the definitions of "Expense Group" and "Expense Universe" in the section "Board Consideration of Amended Agreement--Management Fees and Other Expenses".

Response:   The Proxy Statement has not been revised in response to this comment. While each of the Performance Group and Expense group is defined in the Proxy Statement as a group of similar funds selected by Broadridge, the definitions of Performance Universe and Expense
            Universe provided by Broadridge differ. The Expense Universe is a group of similar funds selected by Broadridge, consisting of all funds in the Fund's investment classification/objective and load type. However, the Performance Universe has a broader definition, consisting of a broader group of similar funds selected by Broadridge, regardless of asset size and primary channel of distribution.

Comment 11: In the section "Board Consideration of Amended Agreement--Management
            Fees and Other Expenses," please add an explanation to the reference to "Form ADV".

Response:   The Proxy Statement has been revised in response to this comment.

Comment 12: We note that the section "Voting Information" states, "If any proposal, other than the Proposal, properly comes before the Meeting, shares represented by proxies will be voted on all such proposals in the discretion of the person or persons holding the proxies." Please add a second proposal to the Proxy Statement and Form of Proxy so that shareholders may vote to confer authority to the persons holding the proxies to vote upon other proposals that properly come before the Meeting.

Response:   The Proxy Statement has been revised in response to this comment.

Comment 13: Per Item 4 of Schedule 14A, please disclose who will pay any costs of the solicitation.

Response:   The Proxy Statement has not been revised in response to this comment. There will be no proxy solicitation expenses because the Fund's current shareholders are institutional clients of the Adviser and a proxy solicitor will not be used in the proxy solicitation.

Comment 14: Per Item 21 of Schedule 14A, please disclose the treatment and effect of broker non-votes, if applicable.

Response:   The Proxy Statement has not been revised in response to this comment. Disclosure of the treatment of broker non-votes will not be applicable to the proxy solicitation as shares of the Fund are held by institutional advisory clients of the Adviser.

Comment 15: Per Item 22(a)(3)(v) of Schedule 14A, please disclose any purchases or sales of securities of the Adviser or its Parents, or Subsidiaries of either, since the beginning of the most recently completed fiscal year by any director.

Response:   The Proxy Statement has not been revised in response to this comment. There have been no purchases or sales of securities of the Adviser or its Parents, or Subsidiaries of either, since the beginning of the Fund's most recently completed fiscal year by any director of the Company.

Comment 16: Per Item 22(c)(5) of Schedule 14A, please disclose the name of each officer or director of the Company who is an officer, employee, director, general partner or shareholder of the Adviser. As to any officer or director who is not a director or general partner of the Adviser and who owns securities or has any other material direct or indirect interest in the Adviser or any other person controlling, controlled by or under common control with the Adviser, describe the nature of such interest.

Response:   The Proxy Statement has not been revised in response to this comment. Information required by Item 22(c)(5) is included in the Proxy Statement in the section "Additional Information--Officers of the Company."

Comment 17: Per Item 22(c)(12) of Schedule 14A, if relevant, please describe any arrangement or understanding made in connection with the proposed investment advisory contract with respect to the composition of the board of directors of the Company or the Adviser or with respect to the selection or appointment of any person to any office with either such company.

Response:   The Proxy Statement has not been revised in response to this comment. We confirm that there are no such arrangements or understandings made in connection with the proposed Amended
            Agreement.

Comment 18: Please provide to the Staff supplementally a marked copy of the proposed Amended Agreement reflecting differences between it and the Current Agreement. Please also confirm that the changes will be reflected in the Proxy Statement.

Response:   We have provided to the Staff supplementally a marked copy of the proposed Amended Agreement and confirm that changes to the Agreement will be reflected in Appendix A to the Proxy Statement.

Comment 19: On the Form of Proxy, please highlight in bold font the entity on whose behalf the proxy is being solicited.

Response:   The Form of Proxy has been revised in response to this comment.

                                     * * *

      We hereby acknowledge on behalf of the Fund that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact the undersigned or Paul M. Miller at (202) 737-8833.


                                                  Sincerely,

                                                  /s/ Anna C. Weigand
                                                  -------------------
                                                  Anna C. Weigand


cc:   Nancy E. Hay, Esq.
      Paul M. Miller, Esq.